SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                             Ironstone Group, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  463228-20-5
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                                 (CUSIP Number)

                             Steven N. Machtinger
                         Hambrecht & Quist California
                              560 Mission Street
                            San Francisco, CA 94105
                                 (415) 315-5000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   09/17/2003
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 463228-20-5
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Hambrecht & Quist California
    94-2856927
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).


--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |X| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    California
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         0

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     0
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     0%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     CO
--------------------------------------------------------------------------------

Page 2 of 10 Pages

CUSIP No. 463228-20-5
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    J.P. Morgan Securities Inc.
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).


--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |X| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         0

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     0
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     0%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     BD, CO
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Page 3 of 10 Pages

CUSIP No. 463228-20-5
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Hambrecht & Quist Venture Partners
    94-2949080
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).


--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    California
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         0

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     0
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     0%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     PN
--------------------------------------------------------------------------------

Page 4 of 10 Pages

CUSIP No. 463228-20-5
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    H&Q Ventures IV
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).


--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    California
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         0

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     0
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     0%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     PN
--------------------------------------------------------------------------------

Page 5 of 10 Pages

CUSIP No. 463228-20-5
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Venture Associates (BVI) Limited
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).


--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Bermuda
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         0

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     0
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     0%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     CO
--------------------------------------------------------------------------------

Page 6 of 10 Pages

CUSIP No. 463228-20-5
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Hamquist
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).


--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    California
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         0

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     0
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     0%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     PN
--------------------------------------------------------------------------------

Page 7 of 10 Pages

CUSIP No. 463228-20-5
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    H&Q Ventures Management Co. LLC
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).


--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         0

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     0
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     0%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     CO
--------------------------------------------------------------------------------

Page 8 of 10 Pages

Item 1. Security and Issuer.

        This Amendment to Schedule 13D relates to the common stock (the "Common Stock") of Ironstone Group, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 9665 Chesapeake Drive, Suite 430, San Diego, CA 92123. This Amendment is being filed to report that the reporting persons have disposed of their holdings in the Issuer and have ceased to be reporting persons.

Item 2. Identity and Background.

        (a) No changes from Amendment No. 4 except that Chase Securities
            Inc. merged with J.P. Morgan Securities Inc. and now operates under the name J.P. Morgan Securities Inc.

        (b) No changes from Amendment No. 4 except that Hambrecht & Quist California's address is now 560 Mission Street, San Francisco, CA 94105.

        (c) No changes from Amendment No. 4 except as follows:

            1. The directors and officers of Hambrecht & Quist California are as follows:

            David Golden (Chief Executive Officer and Director) whose principal occupation is as a managing director of J.P. Morgan Chase & Co., Inc.

            James Hutter (Director) whose principal occupation is as a managing director of J.P. Morgan Partners LLC.

            Lisa Lewis (Chief Financial Officer and Director) whose princial occupation is as a vice president of J.P. Morgan Chase & Co., Inc.

            Steven N. Machtinger (General Counsel and Sectretary) whose principal occupation is as a managing director of J.P. Morgan Chase & Co., Inc.

            The principal address of these persons is c/o Hambrecht & Quist California, 560 Mission Street, San Francisco, CA 94105.

            2. The officers and directors of J.P. Morgan Securities Inc. (formerly Chase Securities Inc.) are Paul W. Brandow, James M. Collins, Felice Di Iorio, Margaret B. Serravalli, John Steinhardt and Mark Werner. All of these persons are directors and managing directors of J.P. Morgan Chase and Co, Inc. except for James Collins who is a director and vice president. The address for all of these persons is c/o J.P. Morgan Securities Inc., 270 Park Avenue, New York, NY 10017. The principal occupation of each such person is the same as their title with J.P. Morgan Securities Inc.

        (d) To the best knowledge of the reporting persons, during the last five years none of the reporting persons or their officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) In April 2002, the Securities and Exchange Commission ("SEC") along with the New York Stock Exchange, Inc. ("NYSE"), NASD, Inc. ("NASD"), the Office of the New York Attorney General and other state attorneys general and securities regulators launched a joint investigation into research analyst conflicts of interest at J.P. Morgan Securities Inc. ("JPMSI") and eleven other large investment-banking firms.

            In April 2003, this matter was resolved against JPMSI and nine other firms in what has been referred to as a "global settlement." As part of this settlement, on April 28, 2003, the SEC filed a complaint ("Complaint") against JPMSI in the United States District Court for Southern District of New York (the "District Court") in a civil action captioned Securities and Exchange Commission v. J.P. Morgan Securities Inc., docket number 03 CV 2939 (the "Action"). The Complaint alleges that JPMSI violated NASD Conduct Rules 2110, 2210(d)(1)(A), and 3010 and NYSE Rules 342, 401, 472, and 476(a)(6)
            by engaging in acts and practices that created and/or maintained inappropriate influence by the investment banking department over JPMSI research analysts, thereby imposing conflicts of interest on JPMSI's research analysts; failing to manage these conflicts in an adequate or appropriate manner; making payments to other broker-dealers not involved in an underwriting transaction when the firm knew that these payments were made, at least in part, for research coverage, and failing to disclose or cause to be disclosed in offering documents or elsewhere the fact of such payments; and failing to establish and maintain adequate policies, systems, and procedures reasonably designed to detect and prevent the foregoing investment banking influences and conflicts of interest. The SEC sought relief in the form of an injunction, disgorgement of proceeds JPMSI obtained as a result of the conduct described in the Complaint, a civil penalty, and other payments. The Complaint was served on JPMSI on May 1, 2003.

            On April 21, 2003, JPMSI executed a Consent in which it neither admitted nor denied the allegations of the Complaint and consented to the entry of a Final Judgment in the Action. The Final Judgment, if entered as submitted, will permanently enjoin JPMSI from violating the NYSE and NASD rules cited above. It will also order JPMSI to make payments totaling $80 million, including $25 million as a penalty, $25 million as disgorgement of commissions and other monies, $25 million to be used for the procurement of independent research, and $5 million to be used for investor education. JPMSI will make the required payments in accordance with the time schedule set forth in the Final Judgment. In addition, the Final Judgment will order JPMSI to comply with undertakings set forth in an addendum to the Final Judgment, which include certain structural and other reforms intended to address research analyst conflicts of interest. JPMSI will comply with the undertakings.

            On July 28, 2003, the Securities & Exchange Commission filed a complaint in the United States District Court for the Southern District of Texas alleging that during the period of December 1997 to September 2001, J.P. Morgan Chase & Co. ("JPMC") aided and abetted Enron Corp.'s violation of the antifraud provisions of the federal securities laws, Section 10(b) of the Securities Exchange Act of 1934 and Exchange Act Rule 10b-5. JPMC is the parent company of Hambrecht & Quist California and J.P. Morgan Securities Inc. The Complaint alleged that Enron Corp. manipulated its reported financial results through a series of commodity derivative transactions known as prepays which were entered into with JPMC.

            JPMC consented, without admitting or denying the allegations of the complaint, to the entry of a final judgment. On July 28, 2003 the United States District Court for the Southern District of Texas entered a final judgment, (1) enjoining JPMC, its agents, servants, employees, attorneys, assigns and all persons in active concert or participation with them who receive actual notice of the final judgment by personal service or otherwise from violating, directly or indirectly, Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder; and (2) ordering JPMC to pay a total of $135,000,000: $65,000,000 representing disgorgement, prejudgment interest thereon in the amount of $5,000,000, and a civil penalty of $65,000,000 pursuant to Section 21(d) of the Exchange Act. No portion of the penalty was waived. JPMC made payment of $135,000,000 on July 28, 2003.


        (f) See above.

Item 3. Source and Amount of Funds or Other Consideration.

        No changes from Amendment no. 4

Item 4. Purpose of Transaction.

        No changes from Amendment No. 4.

Item 5. Interest in Securities of the Issuer.

        (a) None.

        (b) None.

        (c) On September 17, 2003, the persons listed below sold that number of shares set forth next to their names for a price per share of $0.70 in private transactions.

        (d) No changes from Amendment No. 4.

        (e) September 17, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        No changes from Amendment No. 4.

Item 7. Material to be Filed as Exhibits.

        Exhibit 1 - Joint Filing Undertaking filed as part of Amendment No. 4 is hereby incorporated by reference.

Page 9 of 10 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Hamquist

Date: 09/23/2003                      /s/ Jackie A. Berterretche
                                      Name:  Jackie A. Berterretche
                                      Title: Attorney-in-Fact


                                      Hambrecht & Quist California

Date: 09/23/2003                      /s/ Steven N. Machtinger
                                      Name:  Steven N. Machtinger
                                      Title: General Counsel


                                      J.P. Morgan Securities Inc.

Date: 09/23/2003                      /s/ Steven N. Machtinger
                                      Name:  Steven N. Machtinger
                                      Title: Managing Director


                                      Hambrecht & Quist Venture Partners

Date: 09/23/2003                      /s/ Jackie A. Berterretche
                                      Name:  Jackie A. Berterretche
                                      Title: Attorney-in-Fact


                                      H&Q Ventures Management Co. LLC

Date: 09/23/2003                      /s/ Steven N. Machtinger
                                      Name:  Steven N. Machtinger
                                      Title: Officer of its General
                                             Partner


                                      H&Q Ventures IV

Date: 09/23/2003                      /s/ Jackie A. Berterretche
                                      Name:  Jackie A. Berterretche
                                      Title: Attorney-in-Fact


                                      Venture Associates (BVI) Limited

Date: 09/23/2003                      /s/ Chiquita Harding
                                      Name:  Chiquita Harding
                                      Title: Assistant Treasurer


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 10 of 10 Pages